Exhibit 99.9

Clarmin Explorations Inc.

Date: July 16, 2020

RE: Meeting of the shareholders of Clarmin Explorations Inc. to be held on August 13, 2020 (the "Meeting")

I Mark Lawson, a Director of Clarmin Explorations Inc. hereby certify that:

(a)arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the "Instrument"), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)Clarmin Explorations Inc. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

"Mark Lawson"

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Mark Lawson Director